TP ICAP Global Markets Americas LLC

(SEC I.D. No. 8-12726)
(NFA I.D. No. 0423118)

Statement of Financial Condition
as of December 31, 2024

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SEC FILE NUMBER
8-12726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TP ICAP Global Markets Americas LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Vesey Street, 6th Floor
(No. and Street)

New York	NY	10285
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Luciano Soldiviero	(201) 984-6355	luciano.soldiviero@tpicap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Christian Pezeu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TP ICAP Global Markets Americas LLC, as of December 31, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

Subscribed and sworn to before me on this day of February 26, 2025

[signature]
Notary Public

GINA MARROCCO
Notary Public, State of New Jersey
Comm. # 50115800
My Commission Expires 11/1/2029

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TP ICAP Global Markets Americas LLC
Table of Contents
December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors of TP ICAP Americas Holdings Inc. and Member of TP ICAP Global Markets Americas LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of TP ICAP Global Markets Americas LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2025

We have served as the Company's auditor since 2024.

TP ICAP Global Markets Americas LLC
Statement of Financial Condition
December 31, 2024

(dollars in thousands)

Assets		
Cash	$	200,881
Cash segregated under federal regulations		78,000
Deposits with clearing organizations		61,331
Securities borrowed		3,068,500
Securities purchased under agreements to resell		53,472
Securities received as collateral, at fair value		101,568
Receivable from brokers, dealers and clearing organizations		391,911
Commissions receivable, net of expected credit loss of $1,893		72,956
Receivable from customers		101,456
Receivable from affiliates		11,211
Subordinated loan receivable from associate		4,004
Exchange and trading memberships		1,813
Goodwill		12,673
Prepaid expenses and other assets		31,979
Total assets	$	4,191,755
Liabilities and Member's Equity		
Liabilities		
Securities loaned	$	3,071,717
Obligations to return securities received as collateral, at fair value		101,568
Payable to brokers and dealers and clearing organizations		352,642
Payable to customers		146,442
Payable to affiliates		25,160
Short-term borrowing from parent		37,653
Accrued personnel costs		60,908
Accrued expenses and accounts payable		14,853
Total liabilities		3,810,943
Member’s equity		380,812
Total liabilites and member's equity	$	4,191,755

The accompanying notes are an integral part of this statement of financial condition.

(dollars in thousands)

1. Organization

TP ICAP Global Markets Americas LLC (“the Company”) is a Delaware limited liability company, and its sole Member is ICAP Global Broking Inc. (“IGBI”). IGBI is a wholly owned subsidiary of TP ICAP Americas Holdings Inc. (“TPIAHI”). TPIAHI is a wholly owned indirect subsidiary of TP ICAP Group plc, and therefore the Company is an indirect wholly owned subsidiary of TP ICAP Group plc, as such TP ICAP Group plc is the ultimate parent of the Company.

TP ICAP Group plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP Group plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company is also registered as a non-clearing Independent Introducing Broker (“IB”) with the Commodities Futures Trading Commission (“CFTC”), is a member of the National Futures Association (“NFA”) and is also a member of various exchanges (see Note 2).

The Company is headquartered in New York and operates primarily in the interdealer market in bonds listed on the NYSE American Stock Exchange, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations, asset-backed corporate debt securities, mortgage backed securities, municipal bonds, U.S. Treasury bills, notes, bonds and obligations of U.S. Government agencies,repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities. The Company is also a broker of commodities and futures contracts.

The Company self-clears transactions in certain products on a deliver versus payment and receive versus payment (“DVP/RVP”) basis and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

<u>Brokerage capacities</u>

The Company may act in the capacity of “matched principal”, “exchange give-up” and/or “name passing”.

When acting in the capacity of “matched principal”, the Company acts as a “middleman” or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the “exchange give-up” capacity, the Company facilitates the trading activity of its client on an exchange or trading facility. Once the execution has occurred, the executed position is then given-up to the client or the client’s clearing member through the clearing services at the exchange clearing house.

When acting in the “name passing” capacity, the Company connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

(dollars in thousands)

The Company routes for execution and/or acts as executing broker for orders in certain products, and introduces such transactions to a clearing firm for settlement and clearance on a DVP/RVP basis.

Fees/commissions

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup, a markdown or a commission which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "exchange give-up" and "name-passing" market places and for other transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched principal transactions

The Company may and does from time to time acquire unmatched positions as principal, including, but not limited to, as a result of errors or out trades. The Company, while managing and liquidating such positions, may generate a profit or a loss.

Securities transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net.

Risk and Uncertainty

The Russia-Ukraine war, and the Israel-Hamas war have impacted global economies and global financial markets. Additionally, both wars have resulted in a number of risks and uncertainties, including market volatility, global economic and political factors. As of the date of this report, there are no indicators of significant impairment to the Company's financial and non-financial assets nor significant loss or credit risk exposures as a result of these conditions.

The full extent of how these conditions will continue to impact the Company are not yet known as there is uncertainty around the duration and severity. Therefore, while we expect these matters to impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. The Company has a positive net asset value and cash reserves available to help preserve its financial flexibility. Additionally, the Company is closely monitoring regional and global developments and remains attentive to signals that could impact its business.

(dollars in thousands)

2. Summary of Significant Accounting Policies

Basis of presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the statement of financial condition include all adjustments necessary to present fairly the financial position at December 31, 2024.

Use of estimates

Preparation of the statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Significant estimates include accounting for goodwill, and expected credit losses for receivables. Actual results could differ from those estimates.

Revenue recognition

The Company acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Company also earns revenue from data sales.

Matched principal transactions

The Company acts as a "middleman" by serving as the counterparty for identified buyers and sellers in matching reciprocal back to back trades. The buyers and sellers in these transactions have agreed to the performance obligation details of price and quantity for the securities being traded. Principal transactions revenue is derived from the spread of the buy and sell transactions. Principal transactions revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Principal transaction revenues are generally paid on settlement date (typically one or two days after trade date), therefore the Company records a receivable between trade date and payment on settlement date.

Agency commissions

The Company acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Company's performance obligation is met and it leaves both parties to clear and settle through the appropriate market mechanism. In agency transactions, the Company charges commission for executing transactions between buyers and sellers. Agency commissions revenue are recognized on trade date, as that is when performance obligations are satisfied. The Company accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

(dollars in thousands)

Exchange incentive fee rebates

The Company receives incentive fee rebates from a U.S. based securities exchanges in return for trades executed through the exchanges. The exchange incentive fee rebates are recognized on an accrual basis.

Data sales

The Company may earn data sales revenues from providing trading information to financial institutions. Data sales revenue is recognized upon usage or availability of data. The Company's performance obligation related to these sales does not go beyond providing data to its customers. Data sales revenues are generally recognized over the period that the related service is provided. The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and conversely when the customer is billed in advance or payment precedes the Company's service obligation, deferred revenue is recorded until the Company's performance obligations are satisfied. The Company did not have any deferred revenue as of December 31, 2024.

Cash

Cash at December 31, 2024 includes $200,881 of cash held in demand deposit accounts by three major financial institutions. Additionally, at December 31, 2024, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major institution.

Cash segregated under federal regulations

Cash in the amount of $78,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The segregated cash held in the special reserve bank account for the exclusive benefit of customers exceeded the requirement pursuant to SEC Rule 15c3-3.

Exchange and trading memberships

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of $1,629.

Additionally, the Company owns a CBOT trading membership seat. The Company carries this membership seat at cost of $184.

The Company is required to hold these shares and trading membership in order to maintain its trading membership privileges. The Company performed an annual impairment review and determined that there was no impairment of the shares or trading membership seat.

(dollars in thousands)

Securities transactions

Securities owned are recorded at fair value. Unrealized gains and losses are reflected in Other revenues in the Statement of Income. Security transactions and the related revenue and expenses are recorded on a trade date basis. Securities owned primarily consist of US Government, corporate obligations and equities. Customers' securities transactions are recorded on a trade date basis and commission income is recorded on a trade date basis. The Company did not own any securities at December 31, 2024.

Collateralized financing agreements

Equity securities borrowed and loaned are recorded at the amount of cash collateral advanced or received, while fixed income securities borrowed and loaned are recorded at the amount of principal plus accrued interest. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities.

In instances where the Company receives securities as collateral in connection with securities for securities transactions in which the Company is the lender of securities and is permitted to sell or repledge the securities received as collateral, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Company's statement of financial condition.

The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the statement of financial condition. Securities borrowed and securities loaned are presented on a gross basis in the statement of financial condition.

Securities lending fees are accrued in accordance with contractual rates and are included in Securities borrowed revenues and Securities borrowed expenses, respectively, in the statement of income.

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgement and information available to it at the time to perform this review. Upon completion of its annual review, the Company concluded that there was no impairment to goodwill as of December 31, 2024.

(dollars in thousands)

Prepaid expenses and other assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life of the employment contracts.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of amounts due on cash transactions arising from brokers, dealers and clearing organizations fails-to-receive and fails-to-deliver.

Receivable from and payable to customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

Commissions receivable

Commissions receivable represents balances owed to the Company for facilitating brokerage transactions on behalf of counterparties.

Expected credit loss for commissions receivable

The Company recognizes lifetime expected credit losses for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. As of December 31, 2024, there was an expected credit loss of $1,893.

3. Segment Information

The Company is engaged in a single line of business as an interdealer broker of financial products. The Company derives revenues by broking financial products to customers and manages its business activities as a single operating segment, and therefore has a single reportable segment.

The Company's Chief Operating Decision Maker ("CODM") is the Chief Executive Officer, who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (note 8), which is not a measure of profit and loss to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends to the Company's parent and manage the Company.

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see note 2). Excess net capital is measured in accordance with SEC Rule 15c3-1.

(dollars in thousands)

4. Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. Accordingly, the Company does not file any tax returns, but its taxable income is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI, and therefore no provision, liability or receivable for federal or state income taxes has been included in the Company's statement of financial condition, pursuant to ASU 2019-12.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to two business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

	Receivable		Payable
Fail-to-deliver	$ 354,259	Fail-to-receive	$ 336,831
Receivable from clearing brokers and clearing organizations	19,016	Payable to clearing brokers and clearing organizations	93
Other	18,636	Other	15,718
	$ 391,911		$ 352,642

6. Commitments and Contingencies

The Company has access to a 350,000 GBP revolving credit facility through TP ICAP Finance plc. This revolving credit facility includes a $230,000 USD committed daily Swing line facility which can be drawn directly by the Company and utilized to satisfy collateral and margin requirements with clearing organizations. The remaining GBP revolving credit facility balance can be drawn by TP ICAP Finance plc and sent to the Company to be used for general corporate purposes (including satisfying collateral or margin requirements). The revolving credit facility matures on May 31, 2027.

As of December 31, 2024, the Company had not drawn down on the revolving credit facility, nor the overdraft facility.

On October 15, 2021, the Company entered into $4,000 revolving subordinated loan agreement ("sub debt loan") with its associate First Brokers Securities LLC ("FB"). Under the sub debt loan the Company has agreed to loan funds to FB on a revolving basis during the term of the agreement. Interest charges associated with the sub debt loan is 8 percent. As of December 31, 2024, FB had drawn down $4,000 on the loan, and owed $4 of interest payable to the Company under this agreement. The loan agreement matures on October 15, 2026. Additionally, the Company has taken the appropriate capital charge for this loan in its computation of liquid capital (see supplemental schedule I "other deductions and/or charges").

As a member of the Government Securities Division ("GSD") and the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the

(dollars in thousands)

Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2024, the Company's commitment to the CCLF was $100,051 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

Litigation

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its statement of financial condition.

7. Offsetting Financial Assets and Financial Liabilities

U.S. GAAP permits entities to present derivative receivables and payables with the same counterparty and the related cash collateral receivables and payables on a net basis in the statement of financial condition when a legally enforceable master netting agreement exists. U.S. GAAP also permits securities sold and purchased under repurchase agreements and securities borrowed or loaned under securities loan agreements to be presented net when certain conditions are met, including the existence of a legally enforceable master netting agreement.

The Company discloses both gross and net information about financial instruments and transactions eligible for offset in the statement of financial condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement.

Financial instruments and transactions would include derivatives, sale and repurchase agreements reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Company presents securities borrowed and securities loaned on a gross basis in the statement of financial condition.

The following tables present the gross and net of securities borrowed and loaned, securities received as collateral at fair value, obligations to return securities received as collateral at fair value and repurchase agreements repurchase as of December 31, 2024.

(dollars in thousands)

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Securities borrowed	$ 3,068,500	$ -	$ 3,068,500	$ (3,030,603)	$ 37,897
Securities received as collateral, at fair value	101,568	-	101,568	(101,568)	-
Securities purchased under agreements to resell	53,472	-	53,472	(52,929)	543
Total	$ 3,223,540	$ -	$ 3,223,540	$ (3,185,100)	$ 38,440

Offsetting of Financial Liabilities:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Securities loaned	$ 3,071,717	$ -	$ 3,071,717	$ (3,030,603)	$ 41,114
Obligations to return securities received as collateral, at fair value	101,568	-	101,568	(101,568)	-
Total	$ 3,173,285	$ -	$ 3,173,285	$ (3,132,171)	$ 41,114

The table below presents the gross carrying value of securities loaned by class as of December 31, 2024.

Securities Loaned	Gross carrying value
Equity securities	$ 2,941,694
Corporate debt	128,471
Government debt	1,552
	$ 3,071,717

The securities loaned can involve varying contractual maturities ranging from overnight to over ninety days.

(dollars in thousands)

8. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) ("the Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as shown in the Formula for Reserve requirements pursuant to Rule 15c3-3. At December 31, 2024, the Company had net capital of $227,542 which exceeded the minimum requirement of $3,243 by $224,299.

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule ("The CFTC Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The CFTC Rule requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At December 31, 2024, the Company had net capital of $227,542, which exceeded the minimum requirement of $3,243 by $224,299.

9. Employee Benefits

The Company participates in a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. All employees who participate are allowed to contribute a portion of their earnings into a deferred retirement account up to limits established by the Internal Revenue Code. On a discretionary basis, the Company matches a portion of all eligible employee contributions not to exceed a certain limit.

10. Share-based awards

Effective January 1, 2024, TP ICAP Group plc ('the Group") introduced a new equity-settled award plan, the Global Equity Plan (GEP"). This plan was introduced to replace relevant awards previously made under the Group's Global Equity Linked Plan ('GELP'), a cash-settled award scheme. Under the GEP, eligible brokers with performance bonuses and initial contract payments over agreed financial values receive a proportion of their payment in deferred shares. The deferred shares will be settled in equity and are subject to the completion of service conditions of between three to five years, and the fulfilment of other conduct requirements. The fair value of the shares equates to the monetary value of the awards at grant date and includes the value of dividends that will accrue to the beneficiaries.

The cancellation of the GELP awards and their replacement with matching GEP awards has been accounted for as a modification in accordance with ASC 718 "Stock Compensation". The liability held in respect of the GELP awards at the time of the modification has been transferred to equity. As of December 31, 2024, the Company has recorded capital contributions of $8,206 for the share-based equity awards related to the GEP, which is included in Member's equity in the statement of financial condition.

A summary of the changes in the number of outstanding shares as of December 31, 2024, for the GEP is provided below.

(dollars in thousands)

	Shares	Weighted Average Grant Date fair value
Number of outstanding shares at beginning of year	3,123,714	$ 2.15
Number of shares granted during the year	1,893,185	2.94
Number of shares forfeited during the year	0	0.00
Number of shares settled during the year	(1,033,306)	2.01
Number of shares outstanding at December 31, 2024	3,983,593	$ 2.56

11. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Company did not have any assets or liabilities classified as Level 3 at December 31, 2024.

Financial Instruments Measured at Fair Value

At December 31, 2024, the Company’s cash of $200,881 is held in demand deposit accounts and therefore considered a Level 1 asset.

At December 31, 2024, the Company’s cash segregated under federal regulations of $78,000 is held in a demand deposit account and therefore considered a Level 1 asset.

The Company’s securities owned, typically shares of common stock and high grade corporate bonds, are measured based on quoted market prices and therefore are considered Level 1 assets.

The Company’s securities sold, but not yet purchased at fair value, are typically shares of common stock and high grade corporate bonds, are quoted on a national securities exchange and therefore are classified as Level 1 liabilities.

ASU 2010-6 “Improving Disclosures about Fair Value Measurements” (“ASU”) requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the

(dollars in thousands)

year ended December 31, 2024, the Company did not have any transfers between levels or Level 3 activity.

The table below presents the Company's financial instruments which are carried at fair value.

	December 31, 2024			
Assets:	Level 1	Level 2	Level 3	Total
Securities received as collateral	$ 101,568	$ -	$ -	$ 101,568
Total	$ 101,568	$ -	$ -	$ 101,568
Liabilities:				
Obligations to return securities received as collateral	$ 101,568	$ -	$ -	$ 101,568
Total	$ 101,568	$ -	$ -	$ 101,568

Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

(dollars in thousands)

	December 31, 2024			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 61,331	$ -	$ 61,331
Securities borrowed	-	3,068,500	-	3,068,500
Receivable from broker dealers and clearing organizations	-	391,911	-	391,911
Commissions receivable	-	72,956	-	72,956
Receivable from customers	-	101,456	-	101,456
Securities purchased under agreements to resell	-	53,472	-	53,472
Exchange and trading memberships	-	1,813		1,813
Total	$ -	$ 3,751,439	$ -	$ 3,751,439
Liabilities:				
Securities loaned	$ -	$ 3,071,717	$ -	$ 3,071,717
Payable to broker dealers and clearing organizations	-	352,642	-	352,642
Payable to customers	-	146,442	-	146,442
Total	$ -	$ 3,570,801	$ -	$ 3,570,801

12. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $3,030,603 and received cash with a fair value of $3,071,717. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of $3,030,603 and has given cash with a fair value of $3,068,500. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

At December 31, 2024, in a securities for securities transaction, the Company has borrowed securities having a market value of $114,024 and has pledged securities with a market value $101,568.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

(dollars in thousands)

At December 31, 2024, the contractual amounts of purchase/payable and sale/receivable transactions were $39,551,579 and $39,552,103 respectively, for purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end. The net amount of these purchase and sale transactions is included in payable to or receivable from brokers and dealers in the statement of financial condition.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2024, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

13. Transactions with Affiliates

The Company has service agreements with indirect wholly owned subsidiaries of TP ICAP Group plc, whereby the subsidiaries provide the Company with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Company provides similar services to other TP ICAP Group plc subsidiaries. The agreements also include the payment of certain expenses such as payroll and executions fees incurred by the affiliates on behalf of the Company and instances where payroll and execution fees are incurred by the Company on behalf of its affiliates. Additionally, the agreements include payment for the collect ion of commissions by affiliates on behalf of the Company and commissions collected by the Company on behalf of its affiliates.

(dollars in thousands)

The table below presents the amounts owed from and due to affiliates under these agreements as of December 31, 2024.

	Receivable from affiliates	Payable to affiliates
TP ICAP Broking Limited		6,494
TP ICAP Markets Limited	2,014	
ICAP Energy LLC		1,818
TP ICAP Global Broking Inc.	1,687	
TPIAHI		15,162
TP ICAP Group Holdings Ltd	7,083	
Other affiliates	337	1,420
	11,121	24,894

Amounts receivable from affiliates are non-interest bearing and due on demand.

An affiliate that has sold market data on behalf of the Company.

The Company has a revenue share arrangement with its affiliate ICAP Energy (Singapore) Pte Ltd (“IESPL”) in which it shares a portion of revenues and expenses incurred on behalf of IESPL for transactions introduced by IESPL to the Company for broking. At December 31, 2024, under this arrangement the Company owed $247 of commission payable.

The Company also has a revenue share arrangement with its affiliate Tullett Prebon Do Brasil S/A Corretora (”TP Brasil”) in which it shares a portion of revenues and expenses incurred on behalf of TP Brasil for transactions introduced by TP Brasil to the Company for broking. At December 31, 2024, under this arrangement the Company owed $19 of commission payable.

The Company incurs brokerage fees on behalf of Tullett Prebon (Securities) Ltd (“TPS”), Tullett Prebon (Hong Kong) Ltd and Tullett Prebon (Australia) Pty Ltd.

The Company pays execution fees to its affiliate tpSEF Inc. for the execution of swap products. At December 31, 2024, the Company owed $69 of execution fees payable to tpSEF Inc.

During 2018, the Company assigned its lease obligation for its facilities to TPIAHI. Under the terms of the assignment the Company has guaranteed payment and any related performance required under the lease obligation in the event TPIAHI fails to perform its lease obligation duties. At December 31, 2024 the future minimum lease commitments under the lease is as follows:

Year Ending December 31,	
2025	$ 598
Thereafter	-
	$ 598

(dollars in thousands)

TP ICAP Group plc. sponsors the 2021 Long Term Incentive Plan ("LTIP") and the 2022 Special Equity Award Plan ("SEAP") which provides for share-based awards in the form of restricted stock units, that are granted to employees of TP ICAP plc and its subsidiaries. The awards vest over a period of 3 years, in each case subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards by TP ICAP plc Group and are measured at fair value on the date of grant.

The Company obtained an uncollateralized letter of credit in the amount of $1,160, in order to satisfy the requirements of the lease agreement for its disaster recovery facility which was assigned to TPIAHI.

At December 31, 2024, the Company had a $37,653 short-term borrowing owed to TPIAHI, which was repaid in full on January 7, 2025.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2025. There have been no other subsequent events that occurred during this period that would require recognition in the statement of financial condition or disclosure as of December 31, 2024, or for the year then ended.